

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via U.S. Mail and facsimile 619-330-2900

Mr. Tad Mailander
Mailander Law Office, Inc.
835 5th Avenue, Ste. 312
San Diego, CA 92101

Re: Mustang Geothermal Corp. ("the company")
     File No.: 000-50191

Dear Mr. Mailander:

In your letter on behalf of the company dated December 6, 2011, you requested that the staff waive the requirement to provide a reissued audit report from Jewett, Schwartz, Wolfe & Associates ("JSW") in the company's amended March 31, 2011 Form 10-K. JSW audited the company's March 31, 2010 financial statements. Your letter and the accompanying affidavit from Richard Bachman, President, CEO and Director of the company were furnished pursuant to Rule 437 of Regulation C.

We understand the company is unable to obtain the reissued report because JSW has ceased operations. Based on the information contained in Mr. Bachman's affidavit, and the staff's understanding that the company remains unable to obtain a reissued report from, the staff will grant your request provided the company makes the following disclosures in the Form 10-K:

- Include a copy of JSW's prior report in the Form 10-K.
- State in a legend on the face of the copy of JSW's report that the report is a copy of the previously issued report and that the ceased firm has not reissued the report.
- Clearly disclose the limitations on recovery by investors due to the lack of a reissued audit report on the prior financial statements. No disclosure in the Form 10-K should expressly or implicitly purport to disclaim the company's liability for its financial statements.

Please note the requirements of AU 9508.61 regarding the successor's audit report, if the prior year's financial statements are unchanged. AU 9508.61 states that "the successor auditor should indicate in the introductory paragraph of his or her report (*a*) that the financial statements of the prior period were audited by another auditor, (*b*) the date of the predecessor auditor's report, (*c*) the type of report issued by the predecessor auditor, and (*d*) if the report was other than a standard report, the substantive reasons therefor. The successor auditor ordinarily also should indicate that the other auditor has ceased operations." The successor auditor's report should not name the predecessor auditor.

In the event of any restatement of the March 31, 2010 financial statements, a full reaudit by the successor auditor ordinarily would be necessary unless the restatement is sufficiently inconsequential or relates to reclassifications only. See AU 9508.63-75 for more details.

The staff's conclusion is based solely on the information provided in your letter and Mr. Davis's affidavit. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please contact me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant